Follow-Up Materials

02028946

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Claude Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

FILE NO. 82- 1742 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 5/10/02

Claude Resources




Claude Resources' Stock Price
CDN$1.00
.80
.60
.40
JAN 01
JAN 02
MAR 02


World Gold Price
US$300
$275
$250
JAN 01
JAN 02
MAR 02

On the cover

A light at the end of the tunnel appears near for gold producers.



Claude Resources Inc. is a Canadian based resource company

GOLD
Seabee mine in northern Saskatchewan

PRODUCTION
averages 50,000 ounces of gold annually

EXPLORATION
potential at Seabee & area, Flin Flon, Manitoba & Red Lake, Ontario

OIL & GAS
production mainly in Alberta

DIAMONDS
exposure through investment in Shore Gold Inc.

TSE
listing trading under the symbol CRJ

2001 Highlights

Production Highlights

YEARS ENDED DECEMBER 31

	2001	2000
Gold (Ozs)	48,500	58,300
Oil and NGLs (Bbls)	87,500	100,300
Gas (MCF)	951,400	1,005,000

Operating Highlights

YEARS ENDED DECEMBER 31
(IN THOUSANDS OF DOLLARS, EXCEPT FOR PER SHARE AMOUNTS)

	2001	2000
Cash from mining operations	$ 3,707	7,734
Cash from oil and gas operations	1,354	1,725
Cash from all operations	3,381	7,545
Net earnings (loss) before write-down	(2,183)	2,355
Net earnings (loss) per common share before write-down	(0.05)	0.06
Net loss	(2,183)	(48,723)
Net loss per common share	(0.05)	(1.25)
Cash from operations per common share	0.08	0.19


William R. MacNeill
Chairman

The year 2001 represents the tenth complete year of production at Claude Resources' Seabee mine. During this period, in excess of 530,000 ounces of gold were produced, with an average ore grade of 8.47 grams per tonne.

Gold prices have been in the doldrums for much of the Seabee mine's life. Now, at last, the trend appears to have reversed and there is renewed interest in the gold mining industry by the investment community.

Reacting to World Events

The tragedy of the World Trade Center played a role in the move to gold; investors traditionally turn to gold as a safe haven in times of turmoil. But September 11 was not the cause, there were signs of a turnaround long before.

As 2001 unfolded, it became clear that the much heralded 'new economy' was unravelling. The virtual destruction of the dot-com world hit investors hard and led to a general erosion of trust in the investment community. This was exacerbated by declining corporate earnings, which were brought about by the economic downturn, defaults on debt obligations and corporate failures set off by questionable corporate governance practices. The result was a crisis of confidence in the market, and the beginning of a return to the certainty of gold.

Overall, demand for gold in 2001 was 2% below year 2000 levels, as jewellery purchases, the major component of global gold off-take, reflected a weakened global economy and the impact of reduced consumer confidence immediately following 9/11.

The investment component of demand, however, surged by 23% and 8% in the third and fourth quarters, respectively. Early indicators show this trend is continuing into 2002, accompanied by improved consumer jewellery purchases.

The turning tide finally reached the share values of junior gold producers towards the end of the year. Gold prices have accelerated in early 2002 and gold producer share prices have followed. The improvement has been assisted by the 'flight into gold' by Japanese investors and the elimination of hedge positions by several large gold producers.

Closer to Home

The troublesome times of 2001 also hit close to home, as Claude faced several of its own challenges. The D zone of the Seabee mine was being relied upon to provide mill feedstock during the latter half of the year, however, predicted ore grades fell short of expectations and resulted in disappointing production levels. When mining of this zone is complete in the first half of 2002, ore will be accessed from the deeper levels of the original 2B zone where drilling has routinely encountered excellent grades, well in excess of the historic mine average.

Gold production for the year was 48,500 ounces - 12% less than targeted. This fact, combined with lower contribution from oil and gas production, resulted in a reduction of cash flow from operations: $3.4 million in 2001 versus $7.5 million in 2000. The company incurred a net loss of $2.2 million for the year compared to net earnings of $2.4 million in 2000, before a $51.1 million write-down of the carrying value of mineral properties.

Placer Dome (CLA) Limited, through an option agreement on Claude's Madsen exploration property at Red Lake, Ontario, engaged in a two-phased exploration program during the year. Nearly 8,000 metres of drilling was undertaken to test the upper levels of mafic-ultramafic stratigraphy hosting the high-grade #8 Zone. Positive results provide a powerful vectoring tool for 2002 programs.

In anticipation of the more positive gold environment, Claude is undertaking an aggressive exploration program for 2002. In particular, the program is focusing on properties near the Seabee mine. Underground drilling and development at the Seabee mine itself is also being accelerated to provide greater flexibility in its mining operations.

Motivated by the more positive sentiment and a desire to broaden our investor base, Claude is preparing to file a 20F application with the Securities and Exchange Commission of the United States. If this application is approved, it will remove a major barrier for retail investors in the U.S. to purchase Claude shares. As well, Claude has an agent monitoring the European markets, where active marketing activities can be initiated when circumstances are favourable.



The gold market has a much more positive tone.

With the tumultuous events of 2001 behind us, Claude Resources looks forward to 2002. The combination of an upgraded mine plan, a well-funded exploration program, a balance sheet free of long-term debt, a minimal hedge book and enhanced enthusiasm for gold prices provide the basis for a strong year. The Company is confident that our shareholders will be significant beneficiaries of the anticipated higher gold prices and resultant improvement in share prices.

William R. MacNeill
Chairman



Seabee Gold Mine
10 full years of continuous production

Location
125 kilometres N.E. of La Ronge, Saskatchewan

Metal
Gold

Type
Underground narrow vein

Mining Method
Shrinkage

Mineral Reserves
155,500 ozs.

Inferred Mineral Resource
411,500 ozs.

2001 Production
48,500 ozs.

Mill Capacity
800 tonnes per day

Claude's Interest
100 %

Operator
Claude Resources Inc.



Seabee Mine

Mining Operations

Over the past decade, the Seabee mine has evolved to directly support a workforce of 130 people with permanent camp facilities. It is accessible via a 915 metre airstrip capable of accommodating fixed wing aircraft from La Ronge, Saskatchewan and Flin Flon, Manitoba, as well as a 60 kilometre winter road used between January and March to facilitate the annual re-supply of consumables.

The mine is connected to a hydroelectric power line and has diesel generators as a back-up power supply system. Mine access has similarly evolved from a ramp-only operation to a ramp/shaft combination. Commissioned in 1997, the shaft and hoisting facility reach the 395 metre level and provide ore transport to surface. Ore is processed in a three-stage crushing circuit and two-stage grinding circuit, followed by a leach/carbon in pulp process.

Mill upgrades and improvements produced a throughput of 274,800 tonnes for the year, at an average of 753 tonnes per day. This compares to the original design capacity of 400 tonnes per day. The average head grade processed during 2001 was 6.13 grams per tonne compared to 8.58 grams per tonne in 2000. Since the commencement of production, more than 2.1 million tonnes of ore have been processed at an average 92.1% recovery rate.

Mill feedstock during 2001 was predominately from the 2D zone between the 190 and 390 levels on the Currie Rose property. The ore grade from this zone was much lower than expected, resulting in below target production levels. Mining and milling of the ore will be completed in the first half of 2002, at which time higher grade ore from the deeper levels of Claude's original 2B zone will be extracted.

Since production began at Seabee in 1991, all mining has been carried out above the 425 metre level. This has generated more than 500,000 ounces of gold. In the second half of 2001, the Company began development of the 425 to 800 metre levels of the mine, with positive results. Some of the best drill holes in Seabee history were drilled at the 650 metre level during 2001. Claude expects to access this ore in the fourth quarter of 2002.

During the year, appropriate action was initiated to obtain the necessary permits to construct an additional tailings containment facility, which is expected to be in service in late 2002.

The annual ACA Howe International Limited report, prepared in March 2002, established total Seabee and Currie Rose diluted and mineable reserves at 610,000 tonnes, grading 7.93 grams per tonne. These reserves were estimated in compliance with the Canadian Securities Administrators National Instrument 43-101. In addition, Seabee hosts 1,600,000 tonnes of inferred resources at an estimated grade of 7.90 grams per tonne. These results are a good indication that the Seabee mine will enjoy a long and productive future.

Seabee Related Exploration Properties

The Seabee mine is a shear-related lode gold deposit hosted by a multi-phase gabbro of the Laonil Lake Intrusive Complex. The mine workings underlie two mineral leases. A group of claim blocks referred to as the Currie Rose property envelops the production leases. These claims possess similar geology to the mine environs and have the potential to host vein structures comparable to the Seabee mine.

During the 2001 winter drill program, surface drilling addressed a number of targets to the north and west of the mine workings, including Porky Lake, Herb Lake, Scoop Lake and Bird Lake. Lode and/or shear structures were routinely encountered, and the data garnered will serve as the basis for follow-up drilling in 2002. Two vein intersection structures in the Pine Lake area were also tested, though the interpretation of drill results suggests these structures are rootless. Surface efforts involved follow-up mapping, stripping and prospecting programs, principally to the east and north of the mine workings. Elevated gold values were recorded in a number of locations, which will be the focus of the Company's 2002 winter drill program.

Claude's Currie Rose property defines the western end of a series of contiguous claims and leases that surround the Seabee property and hosts favourable shear structures for a strike length of approximately 18 kilometres. The eastern end of the land position is anchored by the Santoy Lake property, which is 100% owned by Claude. The Shane Resources Inc. option is centrally located between the Currie Rose and Santoy Lake claims. Claude can earn a 75% working interest in the Shane property by spending $500,000 on or before March 31, 2004. Plans are in place to drill this property in 2002.

Seabee Mine Operating Data

	2001	2000	1999	1998	1997
Ore milled (tonnes)	274,800	237,500	245,300	224,600	211,500
Ore grade (grams/tonne)	6.13	8.58	7.34	9.27	9.36
Mill recoveries - %	88.8	87.9	92.3	92.2	92.6
Gold production (ozs)	48,500	58,300	54,100	60,200	58,500
Cash Cost (US$/oz)	221	190	193	168	215

Seabee Mine – Mineable Reserves and Mineral Resources(1)

	2001			2000			1999		
	Tonnes	Grade g/tonne	Gold Ounces	Tonnes	Grade g/tonne	Gold Ounces	Tonnes	Grade g/tonne	Gold Ounces
Proven	123,400	5.76	22,800	299,000	7.64	73,500	208,600	9.90	66,400
Probable	486,600	8.49	132,700	280,300	7.43	67,000	298,600	8.18	78,500
Total Mineral Reserves(1)	610,000	7.93	155,500	579,300	7.54	140,500	507,200	8.97	144,900
Inferred Mineral Resources(2)	1,600,000	7.90	411,500	1,680,000	8.0	432,000	1,820,000	8.0	470,000

(1) Mineral reserves and mineral resources at March 7, 2002, calculated by ACA Howe Inc. using a long-term gold price of US$295 per ounce.
(2) Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.





Madsen Gold Mine

The Madsen mine property was acquired by Claude in 1998.

Placer Dome optioned the property from Claude in 2000 and is actively exploring this high profile asset.

Location
Red Lake, Ontario

Metal
Gold

Type
Underground vein and sulphide replacement

Mining Method
Shrinkage

Measured & Indicated Mineral Resources
282,000 ozs.

Inferred Mineral Resources
204,000 ozs.

Claude's Interest
100% which may be reduced to 45%

Madsen Mine

Placer considers the Madsen property to have high potential.

Madsen

Claude's Madsen property comprises a contiguous group of 224 patented and leased mining claims covering approximately 4,000 hectares of the southern margin of the prolific Red Lake, Ontario greenstone belt. The property includes a mine and mill and is accessible by an all weather road that passes within a few metres of the mine headframe and mill. From 1938 to the mine's closure in 1976, gold production at Madsen exceeded 2.6 million ounces, with mining operations conducted to a depth of over 1,200 metres.

Subsequent to its acquisition of the Madsen property, Claude attempted to develop additional reserves within the sulfidic Austin and McVeigh zones. A falling gold price prompted significant modifications to the Company's exploration strategy and the high grade #8 Zone became the focus in 2000. Using the 16th level as a platform, a diamond drill program was developed to assess the lateral and plunge projections of this mafic/ultramafic hosted, quartz-carbonate vein system.



This program was pre-empted by the option agreement with Placer Dome (CLA) Limited in the latter part of 2000. In order to earn a 55% interest in the Madsen property, Placer, as operator, made a commitment to spend a minimum of $1.2 million in the first year and $8.2 million over three years, and to deliver a positive feasibility study before the end of the fifth year. At Claude's election, Placer can earn an additional five per cent by advancing Claude's portion of the capital costs should a production decision be made.

In 2001, Placer met its exploration expenditure requirements by completing two phases of surface diamond drilling. The first phase involved five widely spaced stratigraphic holes; the second used two pilot holes and two navigational cuts to test the updip projection of the #8 Zone. Both phases, which totalled 7,900 metres of drilling, encountered four mineralized zones within a broad alteration corridor. This information provides a useful vectoring tool in subsequent drill programs.

Amisk/Tartan

The Amisk/Laural Lake project encompasses a 13,800-hectare land position located approximately 25 kilometres west of Flin Flon, Manitoba. The property is optioned from Cameco Corporation and Husky Oil ("Amisk Joint Venture"). Cumulative expenditures to date qualify Claude for a 35% working interest in the option. The Company can earn a further 35% by spending $14 million or by bringing the property into commercial production on or before 2007. Upon Claude completing its commitments, each Amisk Joint Venture partner can elect to participate in the project, repurchase a 5% interest from Claude or sell their respective interests to Claude.

In 2001, Claude approached the optionors and requested a second one-year extension of the work commitments as prescribed by the option agreement. Both Cameco Corporation and Husky Oil agreed to the extension.

The future potential of the Amisk/Laural Lake property was significantly enhanced with the acquisition of the Tartan Lake gold property near Flin Flon in 1998. This mine has been on care and maintenance since cessation of operations in 1989. The purchase included a 440 tonne per day mill, a fully permitted and licensed tailing facility, and 3,000 hectares of exploration potential.

While the Company has no immediate work plans for the Tartan Lake property, it is considered an integral and important asset when viewed in conjunction with Amisk/Laural Lake development plans, particularly as it is within trucking distance of that property. The 2001 work program at Amisk focused on a newly discovered gold-bearing shear system on Lookout Island and involved manual stripping and sampling of this structure. A geophysical survey to refine the target area for diamond drilling is being considered. Elsewhere on the property, a silicified, pyrite-bearing structure was identified approximately two kilometres north of the Laural Lake zone. Additional work is recommended on this trend.



Oil & Gas

Claude produces crude oil, natural gas and natural gas liquids from properties in Alberta and Saskatchewan.

The Alberta properties provide over 95% of total production. The Nipisi Unit is a 199 well unitized oil field operated by Canadian Natural Resources Ltd. The Edson Gas Unit has 55 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these producing properties, the Company has working interests in producing oil and gas wells at a number of other Alberta locations.



Oil & Gas

Oil and gas holdings add to Claude's operating stability.

Claude has a 75% working interest in six producing vertical oil wells in the Gainsborough area of Saskatchewan. In 1996, the Company entered into an agreement with Maxx Petroleum Ltd. (now Provident Energy Ltd.) that granted Maxx an option to drill a horizontal well on the Gainsborough property, subject to a gross overriding royalty convertible at payout to a 33.75% working interest. Maxx subsequently drilled four additional wells, in which Claude owns a 33.75% interest. Oil production for 2001 was 87,500 barrels or 13% less than the 100,300 barrels produced in 2000. This decrease is due to normal production decline rates.

Gas production declines were also normal, with volume levels decreasing from 1,005 MMCF in 2000 to 951 MMCF in 2001.

As a result of lower than expected production from the Seabee mine and continuing price weakness in the gold market, Claude recorded a net loss of $2.2 million ($0.05 per share) in 2001. This compares to 2000 net earnings of $2.4 million ($0.06 per share) before a non-cash write-down of mineral properties. As a result of this provision the Company recorded a net loss of $48.7 million ($1.25 per share) for the 2000 year.

Despite decreased production from its operating assets, Claude reported positive cash flows from operations for the 12th consecutive year. Cash flow provided from operations for 2001 was $3.4 million ($0.08 per share) compared to $7.5 million ($0.19 per share) recorded last year.



Claude's balance sheet continues to be free of long-term debt.

Operations

Total revenue generated in 2001 was $28.5 million down 15% from the $33.5 million recorded last year. Gold revenue decreased 19% from last year as a result of lower production, but was offset by a slight increase in Canadian dollar average realized gold prices. Oil and gas revenues decreased by 3% from 2000, a combination of lower production offset by higher realized petroleum prices.

The Seabee mine contributed $19.5 million to revenues, down from the $24.2 million recorded in 2000. Gold production decreased from 58,300 ounces in 2000 to 48,500 ounces this year. The average realized gold price in 2001 was US $272 (CDN $422) per ounce, compared with US $279 (CDN $414) realized in 2000.

Gross oil, natural gas liquids (NGL's) and gas revenues totaled $9.0 million in 2001 compared to $9.3 million in 2000. Oil and NGL's production in 2001 of 87,500 barrels was 13% lower than the 100,300 barrels produced the previous year. The average realized price was US $24.67 (CDN $38.21) per barrel versus an average price per barrel of US $27.70 (CDN $41.14) last year. Gas production fell 5% from 1,005 MMCF in 2000 to 951 MMCF in 2001. The average realized price was US $3.67 (CDN $5.68) per MCF compared to the US $3.17 (CDN $4.71) per MCF realized in 2000.

Operating Costs

Total operating and administration costs decreased 4% from the $19.9 million recorded in 2000 to $19.2 million in 2001. Total mine cash costs dropped from $16.4 million in 2000 to $15.8 million in 2001, the result of concerted efforts to lower operating costs at Seabee.
These savings were negatively impacted by a reduction in broken ore stockpile inventory, reflecting the lower than expected ore grades from the D zone at the Seabee mine. The decreased gold production led to an increase in cash operating costs per ounce, from US $190 per ounce in 2000 to US $221 in 2001.

Oil and gas operating costs increased slightly from the $1.6 million in 2000 to $1.7 million in 2001.

Depreciation, Depletion and Reclamation

Depreciation and depletion of the Company's gold assets was $5.2 million in 2001, an increase of 24% over the $4.2 million recorded in 2000. This is attributable to the smaller calculated reserve base, the result of implementation of National Instrument 43-101. Depreciation and depletion costs per ounce for the year were US $69 compared to US $48 in 2000.

Liquidity and Financial Resources

Cash flow provided from operations decreased from $7.5 million in 2000 to $3.4 million in 2001. The decline was due to lower gold production, which was offset to some extent by reductions in Company operating costs.

Capital expenditures declined 45% in 2001, as $4.8 million was spent on capital additions compared to $8.8 million in 2000. At the Seabee mine, spending focused on underground development and preparatory work for the Triangle Lake tailings dam expansion. The majority of spending within the oil and gas division went to injection wells and tie-in at the Nipisi as well as expansion and upgrade of the Edson gas plant. Capital expenditures were funded by cash flows provided by operations.

During the latter half of the year the Company issued 2.5 million common shares for $1,375,000 pursuant to a flow-through share agreement. A further 328,987 shares were issued in conjunction with the Company's employee share purchase plan for consideration of $176,000.

Short term investments of $657,000 were purchased and corresponding debt proceeds were received as a requirement to secure reclamation assurance at the Madsen property.

As at December 31, 2001, Claude had $8.5 million in working capital, relatively unchanged from the $8.4 million recorded in 2000. This slight increase was a combination of reduced working capital generated from operations offset by share issuance proceeds and the financing of capital expenditures out of operating cash flows.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions in respect of foreign exchange rates and the price of gold.

As at December 31, 2001, the Company had outstanding forward gold contracts related to 2002 production of 2,250 ounces at an average price of US $292 per ounce with a market value gain inherent in these contracts of US $34,000. As at December 31, 2001, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5844 $CDN/$US with a market value loss inherent in these contracts of US $27,000.

Risk Management

Claude's profitability is dependent primarily on the quantity of gold and oil and gas produced, commodity prices, operating costs, capital costs, exploration levels and environmental regulations.

Financial Risk

The principal financial risks of the Corporation are associated with commodity pricing, foreign exchange and credit lines. Claude has no long-term debt obligations. To provide maximum leverage for our shareholders with gold price movements, only minimal gold hedging is undertaken. The Company will not normally hedge gold beyond 25% of its annual production.

A somewhat more aggressive approach is taken in respect to hedging the CDN/US dollar exchange rate. The Company may hedge up to 40% of its revenue stream, as considered appropriate.

Claude estimates that a US $10 per ounce change in gold price will affect net earnings by approximately $0.8 million ($0.02 per share), while a $0.01 change in the CDN/US dollar exchange rate will affect net earnings by approximately $0.4 million ($0.01 per share).

The Company has a $2.5 million line of credit available, which it utilizes to bridge working capital requirements. In addition, letters of credit are provided to regulatory authorities to fund future reclamation and decommission exposures.

Environmental

The Company monitors environmental issues on an ongoing basis. Because environmental laws and regulations are continually evolving, the Company is not able to predict the impact of future changes on its financial and operating position. Reasonable provision for future environmental cost has been made and is reflected in the financial statements.

Operational Risks

Operational risks that could interrupt or impact future production include supply obstacles, particularly those related to the annual re-supply of the Seabee mine by means of the winter ice road, physical asset damage or destruction, labour interruption, unexpected ground conditions and incorrect estimates of geology and mineral reserves.

To manage these risks, Claude carefully plans and designs mining activities, trains employees in safety and production methods, maintains adequate supply inventories and insurance and uses reputable consultants where appropriate, particularly as related to rock mechanics and reserve audits. The Company's employees are non-unionized and every effort is made to ensure that its labour relations are conducted in a professional manner.

Competitive Environment

The Company competes with other mining companies for exploration properties, joint venture agreements and for the acquisition of attractive gold companies. There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that Claude considers acceptable. There are a number of factors that strengthen the Company's competitive position - it is an entrepreneurial company, it has a debt free balance sheet, it has a strong reputation for its mining capability and it has quality people.

Outlook

After years of low gold prices and corresponding weakness in gold stocks, the tone in the precious metal market began to improve in 2001. Claude believes that this trend will continue in 2002, resulting in higher gold prices and increased investment interest in gold mining shares.

Claude will produce at below historic mine production levels for the first six months of 2002, but expects Seabee gold production to improve steadily in the second half of the year when the higher than "mine average" grade ore at the 500-650 metre level is accessed. Longer term Seabee reserves and resources are stable and should ensure continued profitable gold production at Seabee.

Claude is involved in two major exploration projects in 2002. Placer Dome is committed to spending in excess of $1 million on Claude's Madsen property in Red Lake, Ontario, under terms of the option agreement. Claude is spending over $1.2 million on exploration in 2002, directed mainly at targets within trucking distance of the Seabee mine.

Based on the Company's strong balance sheet and well-funded exploration programs, as well as the improving tone in the gold market, Management is confident Claude shareholders will experience improved fortunes over the course of 2002.

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The consolidated Canadian financial statements include some amounts that are based on best estimates and judgements. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. Management believes the internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes management's communication to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting primarily of outside directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders' auditors have full access to the audit committee, with and without management being present.

These consolidated financial statements have been examined by the shareholders' auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and their independent professional opinion on the fairness of the financial statements is attached.

Arnie E. Hillier
Vice Chairman, Chief Executive Officer and Chief Financial Officer
Saskatoon, Canada
March 1, 2002

AUDITORS' REPORT

To the shareholders of Claude Resources Inc.:

We have audited the consolidated balance sheets of Claude Resources Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings (loss), retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the two year period ended December 31, 2001 and shareholders' equity as at December 31, 2001 and 2000 to the extent summarized in Note 16 to the consolidated financial statements.

KPMG LLP

KPMG LLP
Chartered Accountants

Saskatoon, Canada
March 1, 2002

Consolidated Balance Sheets

DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

		2001		2000
Assets				
Current assets:				
Cash	$	1,899	$	980
Short-term investments		657		-
Receivables		940		2,375
Inventories (Note 2)		7,477		8,860
Prepaids		300		417
		11,273		12,632
Oil and gas properties (Note 3)		3,120		2,649
Mineral properties (Note 4)		13,834		15,008
Investments (Note 5)		684		684
	$	28,911	$	30,973

		2001		2000
Liabilities and Shareholders' Equity				
Current liabilities:				
Payables and accrued liabilities	$	2,355	$	4,201
Demand loan (Note 6)		438		-
		2,793		4,201
Future site reclamation costs (Note 7)		2,575		2,515
Shareholders' equity:				
Share capital (Note 8)		18,362		56,893
Retained earnings (deficit)		5,181		(32,636)
		23,543		24,257
Commitments and contingencies (Note 7 and 13)				
	$	28,911	$	30,973

See accompanying notes to consolidated financial statements.

On behalf of the Board:

William R. MacNeill
Director

Jon R. MacNeill
Director

Consolidated Statements of Earnings (Loss)

YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2001	2000	1999
Revenues:			
Gold	$ 19,524	$ 24,166	$ 22,323
Oil and gas:			
Gross revenue	9,024	9,300	6,423
Crown royalties	(2,672)	(2,516)	(1,181)
Alberta Royalty Tax Credit	619	584	779
Overriding royalties	(3,885)	(4,061)	(2,714)
Net oil and gas revenue	3,086	3,307	3,307
	22,610	27,473	25,630
Expenses:			
Gold	15,817	16,432	15,516
Oil and gas	1,732	1,582	1,893
General and administrative	1,684	1,715	1,563
Interest and other (Note 9)	(30)	167	(183)
Provision for income taxes (Note 10)	26	32	141
	19,229	19,928	18,930
Earnings before the undernoted items	3,381	7,545	6,700
Depreciation, depletion and reclamation:			
Gold	5,217	4,194	5,325
Oil and gas	347	467	419
Write-down of mineral properties	-	51,078	-
Provision for foreign currency fluctuations	-	529	(1,304)
Net earnings (loss)	**$ (2,183)**	**$ (48,723)**	**$ 2,260**
Net earnings (loss) per share (Note 11)			
Basic and diluted	$ (0.05)	$ (1.25)	$ 0.07

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings (Deficit)

YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2001	2000	1999
Retained earnings (deficit), beginning of year	$ (32,636)	$ 16,087	$ 13,827
Reduction of stated capital (Note 8)	40,000	-	-
Net earnings (loss)	(2,183)	(48,723)	2,260
Retained earnings (deficit), end of year	$ 5,181	$ (32,636)	$ 16,087

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2001	2000	1999
Cash provided from (used in):			
Operations:			
Net earnings (loss)	$ (2,183)	$ (48,723)	$ 2,260
Non cash items:			
Depreciation, depletion and reclamation	5,564	4,661	5,744
Write-down of mineral properties	-	51,078	-
Provision for foreign currency fluctuations	-	529	(1,304)
Cash from operations	3,381	7,545	6,700
Net change in other operating items:			
Receivables	1,435	1,271	3,192
Inventories	1,383	734	(1,044)
Prepaids	117	(99)	151
Payables and accrued liabilities	(1,846)	2,027	(2,516)
Obligations relating to foreign currency fluctuations	-	(2,420)	(1,356)
	4,470	9,058	5,127
Investing:			
Short-term investments	(657)	-	-
Mineral properties	(3,983)	(8,294)	(13,094)
Oil and gas properties	(818)	(523)	(156)
Increase in investments	-	(31)	-
	(5,458)	(8,848)	(13,250)
Financing:			
Issue of common shares	1,469	897	7,897
Demand loan:			
Proceeds	658	-	-
Repayment	(220)	-	-
Brokerage deposits	-	198	438
	1,907	1,095	8,335
Increase in cash position	919	1,305	212
Cash position, beginning of year	980	(325)	(537)
Cash position, end of year	$ 1,899	$ 980	$ (325)
Supplemental cash flow disclosure:			
Interest paid	176	301	231
Income taxes paid	26	32	141

See accompanying notes to consolidated financial statements.

Operations:

The operations of the Company consist of the following:

SEABEE GOLD MINE

The Seabee gold mine, owned 100% by the Company, is located 125 kilometres northeast of La Ronge, Saskatchewan. Mining of the ore reserves commenced in November, 1991 with commercial production achieved in December, 1991.

OIL & GAS

The Company, through its wholly-owned subsidiary 574095 Alberta Ltd., has a participating interest in the Nipisi Gilwood No. 1 oilfield and the Edson Gas Unit No. 1 gas field and associated gas plant and gathering lines. Both areas are considered mature and are operated by others. The areas are also subject to an overriding royalty.

In the Gainsborough area of southeastern Saskatchewan, the Company owns a 75% working interest in six vertical producing oil wells, one water disposal well and a 33.75% working interest in five producing horizontal wells.

1. Significant Accounting Policies:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Generally accepted accounting principles require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual amounts could differ from those estimates.

A summary of significant accounting policies is as follows:

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its subsidiary. Interests in joint ventures are accounted for by the proportionate consolidation method.

CASH

Cash and cash equivalents include cash and short-term investments which, on acquisition, have a term to maturity of three months or less. Cash position consists of cash and cash equivalents less bank indebtedness as it relates to an excess of outstanding cheques over cash on deposit.

SHORT-TERM INVESTMENTS

Short-term investment certificates are carried at the lower of cost and market value.

INVESTMENTS

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than a temporary decline.

INVENTORIES

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.

OIL & GAS OPERATIONS

The Company follows the full cost method of accounting whereby all costs relating to the exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, engineering fees, related direct administrative expenses, the costs of drilling both productive and non-productive wells, including production equipment and the cost of constructing processing facilities. Also capitalized are identifiable carrying charges on undeveloped properties. Proceeds received from disposal of property interests are credited against accumulated costs except when the disposition results in a significant change in the depletion rate, in which case a gain or loss on disposal is recognized. The carrying values of the Company's oil and gas properties are compared annually to an estimate of future net cash flow from the production of proven reserves, less future removal, restoration and capital costs as well as general and administrative expenses, financing costs and income taxes based on year-end prices and costs. Should this comparison indicate an excess carrying value, a write-down is recorded.

Estimates are made of removal and site restoration costs, net of expected recoveries, and are charged as additional depletion expense using the unit of production method. The accumulated charges, less actual costs incurred, are reflected on the balance sheet as a reduction in the net book value of oil and gas properties.

The costs related to petroleum and natural gas properties are depleted on the unit of production method based on the estimated proven reserves as determined by independent consultants, before deduction of royalties and after conversion to units of common measure based on relative energy content.

The Company is engaged in oil and gas exploration and production in Canada and substantially all of these activities are conducted with others. The accounts reflect only the Company's proportionate interest in such activities.

MINERAL PROPERTIES

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized. Interest on debt associated with the acquisition of mineral properties is capitalized until commencement of commercial production. Amounts reflected for mineral properties not in commercial production represent costs incurred to date, net of write-downs and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.

Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations, through sale of reserves, or are related to projects which are allowed to lapse, are expensed. Mining equipment is depreciated over its estimated useful life of three years on a straight line basis.

Estimated future site reclamation costs are based primarily on environmental and regulatory requirements and are accrued on a unit of production basis.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the amount is reported as a gain.

REVENUE RECOGNITION

Revenue from gold sales are recognized when the rights and obligations of ownership pass to the buyer. Settlement adjustments arising from final determination of metal weights and assays and various quotational pricing options are reflected in sales when determined.

HEDGING TRANSACTIONS

In order to protect against the impact of falling gold prices and foreign currency fluctuations, the Company may enter into spot deferred, forward sales contracts and option contracts which not only provide a minimum price for future production, but also allows the Company to take advantage of increases in gold prices and the US dollar. Gains or losses on hedge contracts are recognized as part of operations on designated production delivery dates.

INCOME TAXES

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

STOCK BASED COMPENSATION PLANS

The Company has two stock based compensation plans which are described in Note 8. Under the share option plan, no compensation expense is recognized when stock options are issued to employees, officers or directors. Under the Employee Share Purchase Plan compensation expense is recognized for the value of the Company's contribution to the plan. Under both plans any consideration paid by employees, officers or directors on exercise of stock options or purchase of stock is credited to share capital.

2. Inventories:

	2001	2000
Bullion in-circuit	$ 1,113	$ 345
Stockpiled ore	3,334	5,351
Materials and supplies	3,030	3,164
	$ 7,477	$ 8,860

3. Oil & Gas Properties:

	2001	2000
Oil & gas properties, at cost		
Alberta	$ 27,110	$ 26,292
Saskatchewan	2,627	2,627
	29,737	28,919
Accumulated depreciation, depletion and write-down		
Alberta	23,990	23,643
Saskatchewan	2,627	2,627
	26,617	26,270
Net book value	$ 3,120	$ 2,649

The Alberta oil and gas properties are subject to an overriding royalty. This obligation will cease when approximately $147,500,000 has been paid or when the properties cease to produce.

Amounts of the cumulative overriding royalty paid or accrued are as follows:

December 31, 2001	$ 106,593,000
December 31, 2000	$ 102,708,000

4. Mineral Properties:

	2001	2000
Mineral properties, at cost		
Seabee	$ 47,942	$ 43,763
Madsen	38,984	38,984
Other	14,731	14,927
	101,657	97,674
Accumulated depreciation, depletion and write-down		
Seabee	36,236	31,365
Madsen	38,984	38,984
Other	12,603	12,317
	87,823	82,666
Net book value	$ 13,834	$ 15,008

On December 15, 2000, Claude entered into an option agreement with Placer Dome (CLA) Limited ("Placer") in respect of the Madsen gold exploration property.

This option agreement entitles Placer to earn a 55% working interest in the Madsen property by expending $8.2 million over three years and delivering to Claude a bankable feasibility study by the end of the fifth year. Placer may abandon the option at any time after spending $1.2 million.

Upon Placer fulfilling its obligations in respect of the option agreement, Placer and Claude will form a joint venture with respective interests of 55% and 45%. At Claude's request, Placer may earn an additional 5% of the project by funding Claude's share of infrastructure costs associated with any mine development on the property. Under the agreement Claude's interests cannot be reduced below 40%.

5. Investments:

	2001	2000
Investments, at cost	$ 684	$ 684

At December 31, 2001, the quoted market value of the investments was $.7 million (2000 - $1.2 million).

6. Demand Loan:

The demand loan bears interest at prime, is repayable in monthly principal payments of $27,406 plus interest, and matures on May 15, 2002. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

7. Future Site Reclamation Costs:

The Company has accrued estimated future site reclamation costs for the following properties:

	2001	2000
Seabee	$ 918	$ 858
Madsen	657	657
Tartan Lake	1,000	1,000
	$ 2,575	$ 2,515

Potential changes in regulatory requirements as well as the continuing process of evaluating reclamation alternatives result in an element of uncertainty in estimating these amounts.

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen property in the amount of $657,736.

The Company estimates total future reclamation costs on its mining properties to be $2,800,000.

8. Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of unlimited common shares and two classes of unlimited preferred shares issuable in series.

The common shares of Claude are entitled to dividends pro rated and when declared by the Board of Directors, to one vote per share at meetings of the shareholders of Claude and, upon dissolution or any other distribution of assets, to receive pro rated such assets of the Corporation as are distributable to the holders of the common shares.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attaching to each series of the first preferred shares are fixed by the Directors of Claude at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Directors of Claude at the time of creation of such series.

ISSUED AND OUTSTANDING COMMON SHARES

	2001		2000		1999	
	Number	Amount	Number	Amount	Number	Amount
Beginning of year	40,224,866	$ 56,893	38,350,713	$ 55,996	30,559,316	$ 46,982
ESPP (a)	328,987	176	245,567	211	103,454	143
Exercise of stock options	-	-	-	-	364,000	436
Madsen Gold Corp. acquisition (c)	-	-	-	-	49,852	124
Issued for mineral properties (d)	-	-	-	-	10,000	18
Flow-through shares (e)	-	-	-	-	1,000,000	-
Issue costs	-	-	-	-	-	(33)
Flow-through shares (f)	-	-	-	-	909,091	-
Issue costs	-	-	-	-	-	(18)
Public offering (g)	-	-	-	-	5,350,000	8,025
Issue costs	-	-	-	-	-	(758)
Purchase of royalty interest (h)	-	-	628,586	-	-	1,100
Issue costs	-	-	-	-	-	(30)
Employee awards (i)	-	-	-	-	5,000	7
Option agreement (j)	-	-	1,000,000	750	-	-
Issue costs	-	-	-	(64)	-	-
Reduction in stated capital (k)	-	(40,000)	-	-	-	-
Flow-through shares (l)	2,500,000	1,375	-	-	-	-
Issue costs	-	(82)	-	-	-	-
End of year	43,053,853	$ 18,362	40,224,866	$ 56,893	38,350,713	$ 55,996

(a) EMPLOYEE SHARE PURCHASE PLAN ("ESPP")

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to 5% of their basic annual salary and the Company shall contribute common shares in an amount equal to 50% of the employee's contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2001, the Company issued 328,987 common shares (2000-245,567; 1999-103,454) for $176,000 (2000-$211,000; 1999-$143,000) pursuant to this plan. The Company has reserved for issuance 1,250,000 common shares pursuant to this plan of which 768,289 shares have been issued.

(b) SHARE OPTION PLAN

The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 3,500,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. Options granted expire 10 years from the date of the grant of the option.

For options outstanding at December 31, 2001 and 2000 weighted average exercise prices are as follows:

	2001 Options	Average Price	2000 Options	Average Price
Beginning of year	1,600,000	$ 1.35	1,624,000	$ 1.47
Options granted	760,000	.53	236,000	.56
Options exercised	-	-	-	-
Options cancelled	(100,000)	.60	-	-
Options expired	-	-	(260,000)	1.35
End of year	2,260,000	$ 1.11	1,600,000	$ 1.35
Exercisable	2,250,000	$ 1.11	1,530,000	$ 1.37

For options outstanding at December 31, 2001 the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Options Price Per Share	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.53-$1.06	946,000	0.56	9.68 years
$1.30-$3.05	1,314,000	1.50	6.93 years
	2,260,000	$ 1.11	8.08 years

(c) MADSEN GOLD CORP. ACQUISITION

During 1999, 49,852 common shares with an attributed value of $2.48 per share were issued as partial payment of share issue costs with respect to the 1998 Madsen Gold Corp. acquisition.

(d) ISSUED FOR MINERAL PROPERTIES

During 1999, the Company acquired rights on mineral properties in exchange for 10,000 common shares of the Company having an attributed value of $18,000 ($1.80 per share).

(e) FLOW-THROUGH SHARES

During 1998, the Company fulfilled the terms of the flow-through share agreement entered into in 1997. This agreement required the Company to expend $2,900,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 1998. In return, the Company issued 1,000,000 special warrants at $2.90 per special warrant for proceeds of $2,900,000. Each special warrant entitled the subscriber to acquire, without additional payment, one common share of the Company for each special warrant. These warrants expired in December 1999. As at December 31, 1999, 1,000,000 common shares were issued.

(f) FLOW-THROUGH SHARES

During 1998, the Company fulfilled the terms of the flow-through special warrant investee agreements for the issue of 909,091 special warrants at a price of $1.65 per special warrant for proceeds of $1,500,000. The agreements required the Company to expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 1999. Each special warrant entitled the subscriber to acquire, without additional payment, one common share of the Company for each special warrant. These warrants expired in December 1999. As at December 31, 1999, 909,091 common shares were issued.

(g) PUBLIC OFFERING

During 1999, the Company completed a public offering for the issue of 5,350,000 special warrants at an issue price of $1.50 per special warrant. Upon exercise and for no additional consideration, each special warrant entitles the holder to receive one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to acquire one common share up to April 12, 2002, on payment of an additional $1.85. As at December 31, 1999, 5,350,000 common shares were issued.

(h) PURCHASE OF ROYALTY INTEREST

By agreement dated June 24, 1999, between the Company and Metal Royalties Corporation ("Metal Royalties"), Claude purchased a 1.35% net smelter royalty from Metal Royalties for $1,100,025. The purchase price was satisfied by the issuance to Metal Royalties of 628,586 special warrants each convertible, for no additional consideration upon exercise, into one common share of the Company. As at December 31, 2000, 628,586 common shares were issued.

(i) EMPLOYEE AWARDS

During 1999, as a result of the success in the mine rescue competition, the team was awarded 5,000 common shares with an attributed value of $7,000.

(j) OPTION AGREEMENT

Pursuant to the agreement with Placer Dome (CLA) Limited (See Note 4), Placer subscribed for 1,000,000 common shares at an issue price of $.75 per share.

(k) REDUCTION IN STATED CAPITAL

At the annual meeting of shareholders on May 23, 2001, a special resolution was passed reducing the stated capital of the Company by $40 million.

(l) FLOW-THROUGH SHARES

During 2001 the Company entered into a flow-through share agreement for the issue of 2,500,000 common shares at a price of $.55 per share for proceeds of $1,375,000. The Company must expend $1,375,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2002.

9. Interest and Other:

	2001	2000	1999
Interest expense	$ 176	$ 301	$ 231
Less: interest and other income	(206)	(134)	(414)
Interest and other	$ (30)	$ 167	$ (183)

10. Income Taxes:

The significant components of future income tax assets at December 31, are as follows:

	2001	2000
Future income tax assets:		
Mineral properties	$ 36,009	$ 34,587
Non-capital loss carryforwards	8,485	9,398
Provision for reclamation	1,159	1,132
Share issue costs	359	645
Future income tax assets before valuation allowance	46,012	45,762
Valuation allowance	(46,012)	(45,762)
Future income tax assets	$ -	$ -

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2001	2000	1999
Earnings (loss) before income taxes	$ (2,157)	$ (48,691)	$ 2,401
Combined federal and provincial tax rate	45%	45%	45%
Expected tax expense (recovery)	(971)	(21,911)	1,080
Increase (decrease) in taxes resulting from:			
Crown royalties	1,202	1,132	531
Alberta Royalty Tax Credit	(279)	(263)	(358)
Resource allowance	(1,088)	(1,289)	(625)
Valuation allowance	1,136	22,331	(628)
	-	-	-
Large corporations tax	26	32	141
Provision for income taxes	$ 26	$ 32	$ 141

At December 31, 2001, the Company and its subsidiary had operating losses for income tax purposes approximating $18,800,000 which are available to reduce taxes in future years and expire over the period to the year 2007.

11. Per Share Amounts:

Effective January 1, 2001, the Company changed its policy for computing and disclosing earnings per share by adopting the new standard of the Canadian Institute of Chartered Accountants. This standard is required to be applied retroactively and accordingly diluted earnings per share for prior years have been restated. Pursuant to this standard, the treasury stock method is used which computes the number of incremental shares by assuming the outstanding stock options are i) exercised and ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the weighted average market price of our common stock for the year

Per share amounts have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2001 of 40,622,346 shares (2000 - 38,963,975 shares; 1999 - 31,309,553 shares).

		2001		2000		1999
Basic earnings (loss) per share						
Net earnings (loss) available to common shareholders	$	(2,183)	$	(48,723)	$	2,260
Weighted average number of common shares outstanding		40,622		38,964		31,310
	$	(0.05)	$	(1.25)	$	0.07
Diluted earnings (loss) per share						
Net earnings (loss) available to common shareholders	$	(2,183)	$	(48,723)	$	2,260
Weighted average number of common shares outstanding		40,622		38,964		31,488
	$	(0.05)	$	(1.25)	$	0.07

Excluded from the computation of diluted earnings per share were:

i) Options outstanding of 1,364,000 common shares with an average exercise price of $1.49 (2000 - 1,414,000 @ $1.49; 1999 - 300,000 @ $2.18) as the options exercise prices were greater than the average market price of the Company's common stock.

ii) Options outstanding of 896,000 common shares with an average exercise price of $0.53 (2000 - 186,000 @ $.55) as they were anti-dilutive.

iii) Pursuant to a 1999 offering 2,675,000 warrants with a $1.85 exercise price have been excluded from computation of diluted earnings per share as this exercise price was greater than the average market price of the Company's common stock.

Other per share amounts:

		2001		2000		1999
Cash from operations	$	0.08	$	0.19	$	0.21

12. Financial Instruments:

The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil and gas properties. Financial results are also affected by market prices for gold and oil and gas, changes in foreign currency exchange rates, interest rates and other operating risks.

To manage risks associated with prices for gold, oil and gas and changes in foreign currency, the Company may use commodity and foreign currency instruments.

Financial assets which are subject to credit risks include cash and receivables and commodity and currency instruments. The Company minimizes risks on its financial assets by holding positions with credit worthy entities. Sales of commodities are to entities considered to be credit worthy.

Except as discussed below, the fair market value of the Company's financial assets and liabilities approximate net book value.

As at December 31, 2001 the Company had outstanding forward gold contracts related to 2002 production of 2,250 ounces at an average price of US $292 per ounce with a market value gain inherent in these contracts of US $34,000. As at December 31, 2000, the Company had no outstanding gold derivative contracts.

As at December 31, 2001, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5844 $CDN/$US with a market value loss inherent in these contracts of US $27,000. As at December 31, 2000, the Company had no outstanding foreign currency derivative contracts.

13. Commitments:

During 1995, the Company entered into an agreement with Cameco and Husky Oil to explore the Amisk Lake region located 15 kilometres west of Flin Flon, Manitoba. Under this option agreement, the Company was required to spend $2.5 million by October, 1999, to earn a 35% working interest in the property. The Company has the option to earn an additional 35% interest by either spending a further $14 million on exploration and development or by bringing the property into production by October, 2007. Should the Company successfully complete this earn-in, the optionors must either elect to participate in the project and each repurchase a 5% interest for $2,357,500 or each sell 15% to the Company for $800,000. The Company can, at any time, lock in its working interest and elect to participate in the Amisk Lake Joint Venture. To December 31, 2001, the Company has spent approximately $3.4 million on this property.

14. Recently Issued Standards Not Yet Implemented:

i) Stock-based compensation:

Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made to employees and non-employees in exchange for goods and services. The standard sets out a fair value based method of accounting, which is required for certain, but not all, stock-based transactions including awards granted to non-employees. For all other types of awards the enterprise may elect not to apply the fair value based method as a matter of policy. Management will review the impact of the transitional provisions of Section 3870 for purposes of applying this Section effective January 1, 2002 to its share option plans.

ii) Hedging relationships:

Accounting Guideline 13 ("AcG-13") establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2003. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. Management will review the impact of the transitional provision of AcG-13 for purposes of applying this guideline effective January 1, 2003 to its derivatives used for asset liability management.

15. Comparative Figures:

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

16. Differences From United States Accounting Principles:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company monitors differences between generally accepted accounting principles ("GAAP") in Canada and the United States ("U.S."), none of which have a material effect on the financial statements except as summarized below:

a) Balance Sheets

	2001	2000
Mineral Properties - under Canadian GAAP	$ 13,834	$ 15,008
Cumulative exploration expenditures expensed under U.S. GAAP (i)	(85)	-
Cumulative depreciation and depletion adjustment (ii)	617	-
Cumulative write-down adjustment (ii)	(1,825)	(1,825)
Mineral Properties - under U.S. GAAP	12,541	13,183
Investments - under Canadian GAAP	684	684
Unrealized gain on available-for-sale securities (iii)	44	496
Investments - under U.S. GAAP	728	1,180
Payables and accrued liabilities - under Canadian GAAP	2,355	4,201
Cumulative stock compensation costs (iv)	374	318
Cumulative unrealized gain on derivative instruments (vi)	(22)	-
Payables and accrued liabilities - under U.S. GAAP	2,707	4,519
Shareholders' equity		
Share capital - under Canadian GAAP	$ 18,362	$ 56,893
Reduction of stated capital (v)	55,000	15,000
Share capital - under U.S. GAAP	73,362	71,893
Retained earnings (deficit) - under Canadian GAAP	5,181	(32,636)
Reduction of stated capital (v)	(55,000)	(15,000)
Cumulative exploration expenses (i)	(85)	-
Cumulative depreciation and depletion adjustment (ii)	617	-
Cumulative write-down adjustment (ii)	(1,825)	(1,825)
Cumulative unrealized gain on derivative instruments (vi)	11	-
Cumulative stock compensation costs (iv)	(374)	(318)
Deficit - under U.S. GAAP	(51,475)	(49,779)
Other comprehensive income		
Unrealized gain on available for sale securities (iii)	44	496
Shareholders' equity under U.S. GAAP	$ 21,931	$ 22,610

b) Statement of Loss

	2001	2000
Loss under Canadian GAAP	$ (2,183)	$ (48,723)
Exploration expenditures (i)	(85)	(3,447)
Write-down of mineral properties (ii)	-	26,604
Depreciation and depletion adjustment (ii)	617	-
Stock compensation costs (iv)	(57)	(49)
Derivative instruments (vi)	11	-
Net loss under U.S. GAAP	(1,697)	(25,615)
Available-for-sale securities (iii)	(452)	794
Comprehensive loss under U.S. GAAP	(2,149)	(24,821)
Net loss per share under U.S. GAAP		
Basic and diluted	$ (0.04)	$ (0.66)

i) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 1. For U.S. GAAP purposes, the Company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

ii) Write-down of Mineral Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted estimated future cash flow basis. Under U.S. GAAP, if the undiscounted cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value has been calculated as the present value of estimated future net cash flows. The resulting difference in the write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

iii) Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under U.S. GAAP, portfolio investments classified as available-for-sale securities, are carried at market values with unrealized gains or losses reflected as a separate component of shareholders' equity and included in comprehensive income.

iv) Stock-Based Compensation

U.S. GAAP requires that all transactions in which services are the consideration received for the issuance of equity instruments be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. This fair value was estimated using the Black-Scholes model with assumptions of a 5 to 10 year expected term, 54.7 to 57.4% volatility and interest rates ranging from 4.66% to 5.99%.

v) Reduction of Stated Capital

Under Canadian GAAP and by special resolution at the annual meeting of shareholders, the Company reduced its stated captital account by $40,000,000 in 2001 and $15,000,000 in 1994. This reduction in stated capital is not allowed under U.S. GAAP and accordingly, has resulted in a cumulative increase in the share capital account of $55,000,000 in 2001 (2000 - $15,000,000) with a corresponding increase in the Company's deficit balance.

vi) Accounting for Derivative Instruments and Hedging Activities

In accordance with Financial Accounting Standards Board ("FASB") Statement 133, Accounting for Derivative Instruments and Hedging Activities, Claude is required to recognize all derivatives on the balance sheet at fair value. Under U.S. GAAP, the derivatives have not been documented as hedges and accordingly, gains and losses have been recorded in earnings.

vii) New Accounting Pronouncements

In June 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. Claude is required and plans to adopt the provisions of Statement 143 effective January 1, 2003. Claude has not yet estimated the impact of adopting this standard for its gold and oil and gas operating assets.



WILLIAM R. MACNEILL
Chairman



ARNIE E. HILLIER B.COMM., CA
Vice Chairman, Chief Executive Officer and Chief Financial Officer



NEIL MCMILLAN
President



VAL MICHASIW
Secretary-Treasurer



PHILIP E. OLSON M.SC., P.GEO.
Vice President, Exploration



RAYMOND G. GAGNON
Chief Operating Officer



RONALD G. WALKER
Director



JON R. MACNEILL
Director

Claude Resources Inc.

(CRJ - TSE)
200, 224 - 4th Avenue S.,
Saskatoon
Saskatchewan,
Canada S7K 5M5
306.668.7505
306.668.7500 Fax

Incorporation

Canada Business Corporations Act

Capitalization and Listings

43,053,853 common shares outstanding
Exempt issuer under SEC Regulation 12g3-2(b)

Directors & Officers

William R. MacNeill
Arnie E. Hillier
Neil McMillan
Ronald G. Walker
Jon R. MacNeill
Val Michasiw
Philip E. Olson
Raymond G. Gagnon

Transfer Agents

Valiant Trust Company
Calgary, Canada

Auditors

KPMG LLP
Saskatoon, Canada

Solicitors

MacPherson Leslie & Tyerman
Saskatoon, Canada

The Annual General & Special Meeting of the shareholders of Claude Resources Inc. will be held in Saskatoon at the *Sheraton Cavalier* Hotel in the Top of the Inn at 10:00 a.m. on Wednesday, May 22, 2002.

Shareholders are encouraged to attend.

Those unable to attend should complete the form of proxy included with the Shareholder *Information* Circular and forward it to Valiant Trust Company at the address specified on the form of proxy for receipt no later than 24 hours before the meeting.

www.clauderesources.com
clauderesources@clauderesources.com

Claude Resources 2001 Annual Report

200, 224 - 4th Avenue S.
Saskatoon, Saskatchewan, Canada S7K 5M5
P 306.668.7505 F 306.668.7500
www.clauderesources.com
clauderesources@clauderesources.com